SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tengasco, Inc.
(Name of Subject Company)

Tengasco, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE (Title of Class of Securities)

88033R205
(CUSIP Number of Class of Securities)

Cary V. Sorensen, Vice President, General Counsel
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111
720-420-4460

With Copy to
John Elofson
Kristin Lentz
Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer by ICN Fund I, LLC (“ICN”), a Texas limited liability company, to purchase all of the issued and outstanding shares (the “Shares”) of the common stock, par value $0.001 per share (the “Common Stock”), of Tengasco, Inc., a Delaware corporation (the “Company” or “Tengasco”), at a price of $0.2736 per Share (the “Offer Price”). As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders reject the offer and not tender Shares for purchase pursuant to the offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive office are as follows:

Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111
(720) 420-4460

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 60,842,413 shares outstanding as of June 26, 2015.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above.

This Schedule 14D-9 relates to the tender offer by ICN pursuant to which ICN has offered to purchase, subject to certain terms and conditions, all of the 60,842,413 outstanding Shares of Common Stock at a cash purchase price of $0.2736 per share. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by ICN with the Securities and Exchange Commission (the “SEC”) on June 26, 2015 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on August 5, 2015. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

ICN’s business address and telephone number are listed in its Schedule TO as 14511 Falling Creek Drive, Suite 105, Houston, TX 77014; (281) 782-5332.

The Company’s website address is www.tengasco.com. The information on the Company’s website should not be considered a part of this Schedule 14d-9 and is not incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and ICN and its executive officers, directors or affiliates.

In addition, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between Tengasco or its affiliates and the executive officers, directors, or affiliates of Tengasco, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled ITEM 11.  EXECUTIVE COMPENSATION and ITEM 13.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by this reference.  Those sections are included as Exhibits E(1) and E(2) hereto, respectively.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board has thoroughly evaluated and assessed the terms of the Offer. The Board has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to ICN pursuant to the Offer.

The Board acknowledges that each stockholder must evaluate whether to tender its shares to ICN pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b)  Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board (1)    consulted with the Company’s management; (2)    reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various factors in light of the Board’s knowledge of the Company’s business, financial condition, properties, and future prospects.

The reasons for the Board’s recommendation include, without limitation:

•	the Board’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase the Shares at an inadequate price level and thereby deprive the Company’s stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. (However, there can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 below);

•	the Board’s knowledge of the value of the Company’s assets;

•	the fact that the Board believes the value of the Company’s proved oil reserves is in excess of the value represented by the Offer Price; and

•	the existence of errors and inconsistencies in the Schedule TO that, in the Board’s view, undermine the credibility and seriousness of the Offer (see Item 8 below for additional information regarding this issue).

In view of the number of reasons and interdependence of them, the Board did not find it practical to attempt to quantify or assign any relative weight to the specific reasons listed or otherwise considered.

In light of these reasons, the Board has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to ICN for purchase pursuant to the Offer.

(c) No Intent to Tender.

As of June 26, 2015, Tengasco’s directors and officers as a group beneficially owned an aggregate of 20,907,878 outstanding shares (no options are included), representing 34.36% of the total number of outstanding Shares.  Tengasco’s directors and officers are entitled to participate in the Offer on the same basis as other stockholders; however, all of its directors and officers have advised the Company that they do not intend to tender any of their Shares in response to the Offer (whether such Shares are held of record or beneficially).

Item 5.	Person/Assets Retained, Employed, Compensated or Used

None.

Item 6.	Interest in Securities of the Subject Company

No transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries within the 60 days preceding the date of filing of this Schedule 14d-9, except that on July 2, 2015 each of the four directors of the Company was granted options to purchase 6,250 Shares at the closing price of the Shares on July 1, 2015 for service as a director in the second quarter of calendar 2015.  This quarterly option grant as director compensation has occurred routinely each quarter since 2011 and the option grants have been timely reported on Forms 4 filed by the directors with the SEC.

Item 7.	Purposes of the Transaction and Plans or Proposals

In response to the Offer, the Company has not undertaken and is not engaged in any negotiations which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract that has been adopted or entered into in response to the Offer which relates to or would result in one or more of the foregoing matters.

Although no such actions have been undertaken or negotiated in response to the Offer, the Company routinely maintains contact with other participants in its industry regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.  Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until required by law or the Board otherwise determines disclosure to be advisable.

Item 8.	Additional Information

(a)	The Offer Contains Inconsistent and Misleading Information

As indicated in Item 4 above, one of the reasons the Board has recommended that shareholders not tender their Shares in the Offer is the existence of errors and inconsistencies in the Schedule TO that, in the Board’s view, undermine the credibility and seriousness of the Offer.  For example, although ICN at one point in the Offer to Purchase filed with the Schedule TO correctly states that there is no “Tender Offer Agreement” between ICN and Tengasco (see page 2), ICN nevertheless continues to refer to the nonexistent Tender Offer Agreement throughout its Offer to Purchase as if such an agreement had been entered into by ICN and the Company (see, e.g., page 2 of the Offer to Purchase: “[W]e [i.e., ICN] have agreed in the Tender Offer Agreement that, subject to our right to terminate the Tender Offer Agreement in accordance with its terms, [ICN] must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by [ICN]) of not more than twenty (20) business days each (or for such longer period as [ICN] and the Company may agree)….)”. In addition, later in the document (page 6), ICN confusingly refers to the Offer itself as the “Tender Offer Agreement.”  Further, the Schedule TO refers to a press release, dated June 25, 2015 issued by ICN and the Company, although no such press release exists.  In the Board’s view, these incorrect and inconsistent disclosures are not merely confusing and misleading, but suggest a lack of seriousness and credibility on the part of ICN.  The Board believes that an offeror who is unwilling or incapable of providing clear and correct disclosures in its Schedule TO and related documents may also be unwilling or incapable of consummating the offer described in the document.

(b)	Other Important Information

Statements contained in this Schedule 14D-9 other than statements of historical fact are forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14d-9, and does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 30, 2015 and incorporated herein by reference.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Press release of Tengasco, Inc. dated June 30, 2015
(a)(2)	Press release of Tengasco, Inc. dated July 13, 2015
(e)(1)	ITEM 11. EXECUTIVE COMPENSATION included in the Annual Report on Form 10-K for the year ended December 31, 2014 filed by Tengasco, Inc. with the SEC on March 30, 2015
(e)(2)
ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE included in the Annual Report on Form 10-K for the year ended December 31, 2014 filed by Tengasco, Inc. with the SEC on March 30, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Tengasco, Inc.

BY:	s/ Michael J. Rugen
Michael J. Rugen, Chief Executive Officer